Exhibit 16.1

April 22, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cloudastructure, Inc.
Form 8-K dated April 16, 2026
File No. 001-42494

To Whom it May Concern:

We have read and carefully reviewed the statements made by Cloudastructure, Inc. (the “Company”) under Item 4.01 of its Current Report on Form 8-K dated April 16, 2026, to be filed with the Securities and Exchange Commission on April 22, 2026, regarding the termination of our engagement as the Company’s independent registered public accounting firm.

Based on our review of the disclosures contained in the referenced filing, we agree with the statements concerning our Firm contained therein.

We appreciate the opportunity to have served Cloudastructure, Inc. and wish them continued success.

Very truly yours,

/s/ Bush & Associates CPA

Bush & Associates CPA